Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

Relocation of registered office

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that the registered office of the Company has been relocated to Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda with effect from 1st October, 2003.

By order of the Board Hong Xing Company Secretary

Hong Kong, 2nd October, 2003
* For identification purpose only